Exhibit 23.6
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectuses of American Assets Trust, Inc. and American Assets Trust, L.P., for the registration of (1) American Assets Trust, Inc.’s common stock, preferred stock, depositary shares, warrants, purchase contracts, rights, units and guarantees and (2) American Assets Trust, L.P.’s debt securities and to the incorporation by reference therein of our reports dated February 10, 2023 with respect to the consolidated financial statements and schedule of American Assets Trust, Inc. and American Assets Trust, L.P., and the effectiveness of internal control over financial reporting of American Assets Trust, Inc., included in their Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Diego, California
December 20, 2023